# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medallion Financial Corp., CIK 0001000209
CUSIP: 583928106
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 437 Madison Avenue, 38th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 02/13/2025
Amends the filing with accession number 0001193125-24-041464
Filed by CIK 0001000210
Persons authorized to receive notices and communications: Alvin Murstein, Medallion Financial Corp., 437 Madison Avenue, 38th Floor, New York, New York (NY), 10022, (212) 328-2100; Marisa T. Silverman, Medallion Financial Corp., 437 Madison Avenue, 38th Floor, New York, New York (NY), 10022, (212) 328-2100

## Reporting persons
- Alvin Murstein (CIK 0001000210): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,869,242; shared voting power 0; sole dispositive power 1,869,242; shared dispositive power 0; aggregate amount beneficially owned 1,869,242 (8.07% of the class)
  Comment: Row (7), (9) and (11): includes (i) 103,565 shares which may be acquired upon the exercise of stock options; (ii) 1,358,300 shares held in the Alvin Murstein Second Family Trust; (iii) 117,660 shares held in the Aileen J. Murstein Family 2012 Trust; and (iv) 5,000 shares held by Mr. Murstein's spouse.
  
  Row (13): Percentage based upon 23,067,748 shares outstanding as of November 6, 2024 as reported on the cover page to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 Par Value
Name of issuer: Medallion Financial Corp.
Address of issuer's principal executive offices: 437 Madison Avenue, 38th Floor, New York, New York (NY), 10022
Comment: This Amendment No. 21 to Schedule 13D, filed on behalf of Mr. Alvin Murstein, relates to shares of common stock, par value $0.01 per share of Medallion Financial Corp., a Delaware corporation, and amends the Schedule 13D as originally filed with the Securities and Exchange Commission on February 14, 1997.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

The 284,717 shares of Common Stock held directly by Mr. Murstein, the 117,660 shares of Common Stock held by the Aileen J. Murstein Family 2012 Trust and the 5,000 shares of Common Stock held directly by Mr. Murstein's spouse were purchased with approximately $998,539 of personal funds; the 1,358,300 shares of Common Stock held by the Alvin Murstein Second Family Trust (the "Trust"), of which Mr. Murstein is a trustee, were purchased with approximately $496,885 of funds of the Trust.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended and restated in its entirety as follows: As of the close of business on February 13, 2025, Mr. Murstein was the beneficial owner of 1,869,242 (including 103,565 shares which may be acquired upon the exercise of stock options). Such shares constituted approximately 8.07% of 23,067,748 shares outstanding as of November 6, 2024 as reported on the cover page to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024.
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated in its entirety as follows: Mr. Murstein has affected the following transaction in the Common Stock during the last sixty days: On February 13, 2025, Mr. Murstein received 23,514 restricted shares of Common Stock awarded under the Medallion Financial Corp. 2018 Equity Incentive Plan which will vest in equal one-third increments on March 1, 2026, March 1, 2027 and March 1, 2028.

## Signatures
- Alvin Murstein: /s/ Alvin Murstein, Alvin Murstein, Chairman and Chief Executive Officer of Medallion Financial Corp. (02/18/2025)
Comment: Individually and as Trustee under the Alvin Murstein Second Family Trust and the Aileen J. Murstein Family 2012 Trust